

R.M. Stark & Co., Inc.

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5

September 30, 2023

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SEC FILE NUMBER
8-22543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2022 (MM/DD/YY) AND ENDING 9/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R.M. Stark & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

730 S Federal Highway
(No. and Street)

Lake Worth Beach	FL	33460
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stacey Stark	561-243-3815x108	sstark@rmstark.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stacey Stark, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of R.M. Stark & Co,, Inc., as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SHIRLEY CASTRO
Notary Public-State of Florida
Commission # HH 276129
My Commission Expires
June 14, 2026

Shirley Castro 11-20-23

Notary Public

Signature: [signature]

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R.M. STARK & CO., INC.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **R.M. Stark & Co., Inc.:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **R.M. Stark & Co., Inc.** as of September 30, 2023 and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **R.M. Stark & Co., Inc.** as of September 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **R.M. Stark & Co., Inc.'s** management. Our responsibility is to express an opinion on **R.M. Stark & Co., Inc.'s** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **R.M. Stark & Co., Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **R.M. Stark & Co., Inc.'s** auditor since 2019.
Margate, Florida
December 18, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

R.M. STARK & CO., INC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2023

ASSETS

Cash and money markets	$	175,628
Receivable from broker/dealers		316,316
Securities owned, at fair market value		100
Prepaid expense and other assets		50,222
Right of Use Asset - Lease		57,711
TOTAL ASSETS	$	599,977

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	85,613
Commissions payable		112,832
Lease liability		58,045
Salaries payable		11,690
Brokers payable		457
TOTAL LIABILITIES	$	268,637

SHAREHOLDER'S EQUITY

Common stock, no par value, authorized 2,000,000, 875 Shares issued	$	456,145
Accumulated deficit		(124,805)
TOTAL SHAREHOLDER'S EQUITY	$	331,340
Total liabilities and shareholder's equity	$	599,977

See accompanying notes to financial statements

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – R.M. Stark & Co., Inc. (the "Company"), a wholly-owned subsidiary of RMST Holding Company, Inc. (the "Parent"), was incorporated in the state of Florida on September 29, 1988. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

RMST Holding Company, Inc had a 100% change of ownership to an unrelated party whereby Premium 72 Capital now own member interest of parent company.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles accepted in the United States of America ("GAAP").

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company did not have any cash in excess of federally insured limits at September 30, 2023. The Company's money market fund is covered by SIPC up to $500,000. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of September 30, 2023, the Company estimated $50,222 of prepaid expenses which is composed of prepaid insurance for 10 months as well as a CRD deposit with FINRA for any applicable expenses.

Note 1 Cont.

Cash and Cash Equivalents policy - The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company had cash and cash equivalents of $175,628 as of September 30, 2023.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at September 30, 2023.

Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers on October 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e., applied prospectively effective October 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time / point in time.

The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. The company did not have any investment banking revenue this fiscal year. Financial advisory fees revenues are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed, and the collection of the fee is reasonably determined. Margin interest is earned monthly based upon customer margin balances.

Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on the trade date basis. The net trading gain/loss is recorded under revenue in accordance with ASC Topic 940, "Financial Services-Brokers and Dealers" since it is not within scope of the new revenue recognition guidance ASC 606 "Revenue from Contracts with Customers".

Revenues are not concentrated in any region of the country or with any individual or group. The firm's commissions are primarily derived from a combination of a limited number of retail accounts and institutional execution services.

Note 1 Cont.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In June 2016, the FASB issued the update Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the estimation of credit losses from an "incurred loss" methodology to one that reflects "expected credit losses" (the Current Expected Credit Loss model, or CECL) which requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Measurement under CECL is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect collectability of reported amounts. The amendment is effective for the annual and interim periods ending after September 30, 2023, and we will continue to assess the impact, if any, this update will have on our financial statements.

NOTE 2.   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

R.M. STARK & CO., INC
NOTES TO FINANCIAL STATEMENTS
 YEAR ENDED SEPTEMBER 30, 2023

Note 1 Cont.

Description	Fair Value as of September 30, 2023	Level 1
Equities	$ 100	$ 100
Total Securities owned	$ 100	$ 100

All broker/dealer receivables, accounts payable and accrued expenses have been valued at net realizable value. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3.   INCOME TAXES

Both the Company and its Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state, or local income taxes for periods before 2021.

NOTE 4.   OFF- BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include listed options. These derivative financial instruments are used to meet the needs of customers, conduct investment activities, and manage risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. All investments are level 1, and most were liquidated as of September 30, 2023, with a minimal amount left.

As a writer (seller) of options, the Company and its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amount related to these financial instruments reflects the volume and activity and does not reflect the amount of risk.

The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Note 4 Cont.

In addition, the Company and its customers sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date.

In order to facilitate the aforementioned transactions, as well as other transactions, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer.

The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale, and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The initial term of the aforementioned agreement was three years, which began in September 2003. Under terms of the agreement the Company is required to maintain $100,000 deposit with Clearing Broker/dealer and is prohibited from using other Clearing Broker/dealers for securities transactions unless written consent is given by the Clearing Broker/dealer. Also included in the agreement are monthly minimum and termination charges.

NOTE 5.   NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2023, the Company's net capital and required net capital were $277,691 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 75.79%.

NOTE 6.   LEASES

Effective October 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). The Company's current office space is leased on a 3-year basis for $2,419 per month as of the fiscal year end. As a result of the adoption of the new lease accounting guidance, the Company recognized on October 1, 2022 (a) a lease liability of $83,342, which represents the present value of the payments of $61,580, discounted using the Company's incremental borrowing rate of 3.69%, and (b) a right of use asset of $83,342. On May 2023, the lease was amended from a 3-year term to month-to-month lease term. The Company has elected to retain the right of use asset in the balance sheet. As of September 30, 2023, the Company recognizes a lease liability of $58,045 and right of use asset of $57,711.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of September 30, 2023:

Year	Office Lease
2023	7,040
2024	28,699
2025	24,616
Total Lease payments	60,355
Less: Interest	2,644
Present Value of lease payments	57,711

NOTE 7.   401(k) PLAN

The Company adopted a deferred compensation plan commonly referred to as a profit-sharing plan with provisions under IRS code section 401(k) whereby employees may contribute up to 75% of their compensation within specified legal limits. In addition, the Company will match 50% of employee contributions up to 6% of their compensation. The plan covers substantially all employees age 19 years or older. The Company changed the plan year to a calendar year end. Company contributions to the plan for the year ended September 30, 2023, were 21,126.

NOTE 8.   RELATED PARTIES

Stark Financial Advisers, Inc. is no longer an affiliate of R.M. Stark & Co., Inc. In some cases, the firms share common clients. Certain joint clients with assets custodian at Pershing enter into wrap-fee relationships where one fee covers both the execution costs that are paid to R.M. Stark and Co., and management fees that are paid to Stark Financial Advisers. Wrap-fees are typically charged against the assets held at Pershing and then credited to R.M. Stark. R.M. Stark then pays Stark Financial Advisers the portion of the fees deemed to be management fees. During the year ended September 30, 2023, the Company paid $337,806 of their portion of the management fees.

NOTE 9.   CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. The Company actively investigates these matters and takes the appropriate steps to defend itself against these claims. The Company has not accrued any amounts related to these claims at September 30, 2023.

Sometime after January 2, 2020 (but well before September 22, 2020, while Nicolayevsky was a contingent minority shareholder), Nicolayevsky sought COVID-19 relief loans offered to businesses by the U.S. Small Business Administration through its Payroll Protection Program ("PPP"). Specifically, Nicolayevsky prepared and submitted applications to governmental entities and lending institutions on behalf of PREMIUM 72, some of its subsidiaries and/or affiliates, and RMST, all utilizing RM Stark's payroll and tax documentation and information for calendar year 2019. At no time whatsoever did Nicolayevsky seek permission from, at the time, the majority shareholder and President of RMST and RM STARK –to seek PPP loans, or to submit any loan application or any other document of any kind or nature whatsoever, by or on behalf of RMST or RM Stark. Neither Nicolayevsky nor Perez advised the Company's management that they received proceeds from any PPP loan, notwithstanding the fact that such proceeds were the property of RMST and RM Stark, and never belonged to Nicolayevsky and Perez, nor were Nicolayevsky and Perez entitled to the possession or use of such funds, and despite the demands of Management for return of the funds, Nicolayevsky and Perez have failed and refused to relinquish same. The Company has since filed suit on Nicolayevsky and Perez for their actions. The Company has added several defendants, including Byline Bank to the case who loaned money to Nicolayevsky and Perez without having authority to pledge the Company's assets as collateral. The Company is seeking damages against Byline Bank for its role in the fraudulent transactions of approximately $2,606,000 in unauthorized loans that encumber Company assets. The case is still pending and there is no estimate on when matters will be resolved.

Note 9 Cont.

On June 8, 2022, Byline Bank filed a complaint against Premium 72 Capital LLC, et al., naming RMST Holding Company, Inc as a co-defendant. Byline argues that Nicolayevsky was an authorized agent of the Company and that the Company has been unjustly enriched by the loan proceeds. On August 9, 2022, the Court granted consolidation of the Byline v. Premium 72 Capital action with the earlier RMST Holding Company, Inc. v. Premium 72 Capital action. Additionally, the Company filed a Motion to Dismiss Byline's Complaint on grounds that Arturo Nicolayevsky did not have actual or apparent authority to enter the loans on behalf of the Company or co-plaintiffs, as well as on grounds that the unjust enrichment claims must fail because neither the Company nor co-plaintiffs ever received the subject loan proceeds. On July 5, 2023, the Court denied the Motion, finding that Byline's Complaint sufficiently pled facts that, when taken as true for purposes of adjudicating the motion, stated claims against the Company and co-plaintiffs to survive a motion to dismiss. As to Byline's claims against the Company, it asserted one count for unjust enrichment for any monies received from the Byline loans. It is the Company's position that it never received any of the funds from any of the Byline loans.

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to September 30, 2023, for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements through the date these financial statements were available to be issued, December 18, 2023.